Exhibit 99.1

NEWS RELEASE

YAMANA GOLD ANNOUNCES FOURTH QUARTER & YEAR END 2012 RESULTS
--RECORD REVENUES AND MINE OPERATING EARNINGS--

TORONTO, ONTARIO, February 20, 2013 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) (“Yamana” or “the Company”) today announced its financial and operating results for the fourth quarter and full year 2012.

HIGHLIGHTS FOR THE YEAR 2012

FINANCIAL:
•	Record quarterly revenue for Q4 2012 of $629.5 million; record revenue for full year 2012 of $2.3 billion
•	Adjusted earnings(1) for Q4 2012 of $197.4 million or $0.26 per share; for full year 2012 $694.3 million or $0.93 per share
•	Record mine operating earnings of $1.1 billion for 2012
•	Cash flow generated from operations(2) of $1.04 billion or $1.40 per share for 2012
•	Cash and cash equivalents of $349.6 million at December 31, 2012
•	Dividends paid were $168.2 million, increased by 68% year-over-year

OPERATIONAL
•	Record production of 1.2 million gold equivalent ounces (GEO)(3) , an increase of 9% at cash costs(1)(4) of $230 per GEO
•	Gold production of 1.02 million ounces
•	Silver production of 9.0 million ounces
•	First full year of production at Mercedes of 126,010 GEO, 20% above guidance
•	22% production increase at Fazenda Brasiliero
•	Ernesto/Pau a Pique start-up with ramp-up expected to be completed by mid-2013
•	Cerro Moro mineral resources increased 44% and a plan developed to advace project
•	Exploration program increased measured and indicated mineral resources by 15% and improved grade across all categories of mineral reserves and mineral resources

“Our objective has been to become a more predictable and reliable precious metals company delivering value to shareholders through increasing our resource base, expanding production and ultimately generating cash flow and increases in cash flow,” said Peter Marrone, Chief Executive Officer.  “For 2012, we achieved record annual production, partially as a result of the first full year of production at Mercedes, expanded our mineral reserves, expanded our mineral resources most notably through the addition of Cerro Moro, and delivered strong financial results on behalf of shareholders.  In the coming year, we will continue to strive for consistency and reliability in the delivery of high quality ounces at comparatively low cost.”

1.	Refers to a non-GAAP measure. Reconcilliation of non-GAAP measures are available at www.yamana.com/2012
2.	Cash flow from operations before changes in non-cash working capital.
3.	Gold equivalent ounces (GEO) includes silver production at a ratio of 50:1.
4.	Cash costs are shown on a by-product basis including Alumbrera unless otherwise noted.

NEWS RELEASE

KEY STATISTICS

	Three months ended December 31		Twelve months ended December 31
(In thousands of US dollars except where noted)	2012	2011	2012	2011
Revenues	$629,505	$568,754	$2,336,762	$2,173,325
Cost of sales excluding depletion, depreciation and amortization	207,228	178,384	831,754	716,692
Depletion, depreciation and amortization	100,195	93,611	383,738	356,759
General and administrative expenses	38,997	32,343	145,856	121,381
Exploration expenses	15,140	9,080	58,049	32,398
Operating Earnings	280,295	247,847	936,351	944,962
Equity earnings from associate (Alumbrera)	18,147	1,269	50,642	39,019
Net Earnings	169,161	89,599	442,064	548,294
Net Earnings per share	0.22	0.12	0.59	0.74
Adjusted earnings	197,368	184,242	694,333	712,896
Adjusted earnings per share	0.26	0.25	0.93	0.96
Cash flow generated from operations after changes in non-working capital	367,881	338,850	1,158,057	1,225,782
Per share	0.49	0.45	1.55	1.65
Cash flow generated from operations before changes in non-working capital	298,064	320,434	1,044,946	1,266,373
Per share	0.40	0.43	1.40	1.70
Average realized gold price per ounce	1,692	1,670	1,670	1,567
Average realized silver price per ounce	31.37	31.29	30.46	35.19
Average realized copper price per pound	3.54	3.36	3.60	3.93

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NEWS RELEASE

PRODUCTION SUMMARY - FINANCIAL AND OPERATING SUMMARY

	Three months ended December 31		Twelve months ended December 31
	2012	2011	2012	2011
Total gold equivalent ounces - produced	322,990	276,918	1,201,010	1,102,296
Gold produced	276,373	231,670	1,019,969	916,284
Silver produced (millions of ounces)	2.3	2.3	9.0	9.3
Total gold equivalent ounces - sold	317,615	272,491	1,186,991	1,089,811
Total copper produced - Chapada (millions of pounds)	40.5	45.4	150.6	166.1
Total copper sold - Chapada (millions of pounds)	37.3	43.6	139.0	153.6

	Three months ended December 31		Twelve months ended December 31
	2012	2011	2012	2011
Co-product cash costs per gold equivalent ounce	$517	$486	$525	$463
Cash cost per pound of copper - Chapada	$1.51	$1.37	$1.48	$1.38
By-product cash costs per gold equivalent ounce	$198	$174	$230	$50

Financial Results for the year ended December 31, 2012
Net earnings for the year were $442.1 million or $0.59 per share on a basic and diluted basis, compared with net earnings of $548.3 million or basic and diluted earnings per share of $0.74 for 2011 (2010 - $466.5 million).  Net earnings for the year were impacted by an increase of the income tax expense of $83.8 million due to the increase in the Chilean tax rate enacted in late September 2012 which affects the tax rates on deferred income taxes.  The Company has applied the new tax rate on all of its non-cash Chilean deferred income tax liabilities resulting in an adjustment to net earnings of 2012 although deferred income taxes would only be paid on a direct disposition of the asset that may never occur.

Adjusted earnings were $694.3 million or $0.93 basic and diluted earnings per share in 2012, compared with $712.9 million or $0.96 per share in 2011 (2010 - $448.2 million or $0.61 per share).  Lower adjusted earnings was attributed mainly to higher net finance and other expenses, partly offset by an increase in mine operating earnings as a result of higher volume of gold sales at higher gold prices offset by lower sales of copper and silver, and an increase in equity earnings from the Company's 12.5% interest in Alumbrera.

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NEWS RELEASE

Revenues were $2.3 billion in 2012 compared with $2.2 billion in 2011 (2010 - $1.7 billion). Mine operating earnings were $1.12 billion, slightly higher than $1.10 billion in 2011 (2010 - $753.8 million).  Higher revenues and mine operating earnings were mainly due to higher sales volume of gold from the production of the new Mercedes mine, which was under construction during the comparative period, and higher realized gold prices, partly offset by lower copper and silver prices and lower volume of copper and concentrate sales.

Revenues for 2012 were generated from the sale of 1.19 million GEO, consisting of 1.01 million ounces of gold and 9.0 million ounces of silver, and 139.0 million pounds of copper, excluding Alumbrera which is accounted for as an equity investment. This compares to sales, excluding Alumbrera, of 1.09 million GEO (2010 - 1.09 million GEO) that consisted of 906,985 ounces of gold and 9.1 million ounces of silver (2010 - 909,985 ounces of gold and 10.1 million ounces of silver), and 153.6 million pounds of copper (2010 - 143.8 million pounds) in 2011.

The average realized gold price in 2012 was $1,670 per ounce versus $1,567 per ounce in 2011 (2010 - $1,237), the 2012 average realized copper price was $3.60 per pound versus $3.93 per pound (2010 - $3.37) and 2012 average realized silver price was $30.46 per ounce compared to $35.19 per ounce in 2011 (2010 - $20.70).  Although average realized prices for copper and silver were lower than those in 2011, average realized prices for gold trended upward by 7% compared to 2011, consistent with market prices.

Cost of sales excluding depletion, depreciation and amortization for the year was $831.8 million compared with $716.7 million in 2011 (2010 - $631.1 million) due to the additional volume of gold sales from Mercedes, which was under construction in 2011, and higher cash costs per GEO.

Depletion, depreciation and amortization (“DDA”) expense for the year was $383.7 million, compared to $356.8 million in the 2011 (2010 - $301.9 million). The increase in DDA is mainly driven by higher volume of gold sales and the additional DDA from the Mercedes mine, which was under construction during 2011.

Other expenses as an aggregate of general and administrative, exploration and evalution, other operating and net finance expenses were $289.1 million in 2012, compared to $228.1 million in 2011 (2010 - $219.6 million).  The increase in other expenses is detailed below.

General and administrative expenses were $145.9 million in 2012 compared to $121.4 million in 2011 (2010 - $108.9 million).  The increase in administrative expenses was due to the expanded administration of the Company’s growing operations including the addition of the Mercedes mine and consulting costs related to various process and organizational improvement initiatives.

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NEWS RELEASE

Consistent with the Company’s exploration plans to pursue organic growth while continuing to build on its successful record of replacing and increasing mineral reserves and mineral resources, and exploration and evaluation activities, including additional activities at the newly acquired Cerro Morro project, exploration and evaluation expenses increased to $58.0 million from $32.4 million incurred in 2011 (2010 - $39.2 million).

Other operating expenses were $31.7 million compared to $40.2 million in 2011.

Net finance expense was $53.5 million for the year compared with net finance expense of $34.2 million in 2011 (2010 - $47.9 million).  Higher net finance expense in 2012 compared to 2011, was mainly due to higher unrealized foreign exchange loss and higher bank and financing fees, partly offset by higher capitalization of borrowing cost for the new mines and projects under construction.

Equity earnings from associate were $50.6 million for the year compared with $39.0 million in 2011. Cash distributions from the Company’s equity investment in Alumbrera during the year were $nil compared to $71.5 million in 2011.

Export sales were suspended by Alumbrera during the second quarter of 2012 due to a new resolution in respect to export revenue repatriation in Argentina.  Export sales resumed in July 2012 under standard sales terms with the backlog of shipment sold in the second half of 2012 following an amendment to the original resolution extending the period for the repatriation of net export sales proceeds.  In excess of 70% of the volume of sales in all categories, including gold, copper and mineral concentrate, occurred in the second half of the year.

Non-cash impairment losses mainly related to available-for-sale investments were $67.7 million in 2012, compared with losses of $92.6 million in 2011 (2010 - $nil).

The Company recorded an income tax expense of $373.1 million in 2012 compared to $269.9 million in 2011 (2010 - tax expense of $128.3 million).  Of the 2012 income tax expense, $83.8 million was related to the impact of increased Chilean tax rates on deferred income taxes.  The potential impact of this Chilean tax rate change was disclosed and discussed in the Company’s third quarter report.  As the charge is non-cash and relates to deferred tax balances recorded in prior years, it is added back to adjusted earnings.  The 2012 income tax provision reflects a current income tax expense of $265.5 million compared to tax expense of $266.1 million in 2011 (2010: tax expense $136.5 million) and a deferred income tax expense of $107.6 million compared to tax expense of $3.8 in 2011 (2010: deferred tax recovery $8.2).

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NEWS RELEASE

Cash and cash equivalents as at December 31, 2012 were $349.6 million compared to $550.4 million as at December 31, 2011.  The Company continues to rebuild its cash balance subsequent to the cash consideration paid upon the acquisition of Extorre Gold Mines Limited in August 2012.  Cash flows generated from operations before changes in non-cash working capital items for the year ended December 31, 2012 were $1.04 billion compared to $1.27 billion for 2011. The decrease was mainly due to increased cash income taxes paid and the absence of cash dividends from Alumbrera in 2012.  Cash flows from operations after taking into effect changes in working capital items for the period ended December 31, 2012 were inflows of $1.16 billion, compared to inflows of $1.23 billion for the year ended December 31, 2011, which includes an increase in trade payables and other payables due to timing of payments.

As at December 31, 2012, the Company has $1.1 billion in available funds to continue to invest in future growth.

Operating Results for the year ended December 31, 2012
Total production was a Company record 1.20 million GEO for the year and within the Company's original guidance of 1.175 to 1.310 million GEO.  Total production included the Company’s attributable production from the Alumbrera mine of 46,077 GEO and production during commissioning of Mercedes, the tailings retreatment project at Minera Florida and Ernesto/Pau-a-Pique of 12,094 GEO, compared with total production of 1.10 million GEO for 2011 (2010: 1.09 million GEO).

Commercial production for the year of 1.19 million GEO was also an annual commercial production record, representing a 9% increase over the commercial production of 1.09 million GEO in 2011 (2010: 1.05 million GEO).  The increase was mainly due to the contribution from the Company’s new mine, Mercedes in Mexico, and increased production from Gualcamayo and Fazenda Brasileiro.

By-product cash costs averaged $230 per GEO, compared with $50 per GEO in 2011 (2010: $50 per GEO).  By-product cash costs were impacted by lower copper sale credits as a result of lower market prices and lower volume of sales.  The average market price for copper in 2012 was 10% lower than 2011.  By-product cash costs for 2012 met the Company's previous guidance of below $250 per GEO.

Co-product cash costs were $525 per GEO compared with $463 per GEO for 2011 (2010: $442 per GEO).  Planned lower gold grades at certain mines and higher input costs during the period also impacted by-product and co-product cash costs.

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NEWS RELEASE

Copper production for the year was 150.6 million pounds from the Chapada mine, compared with 166.1 million pounds for 2011 (2010: 149.4 million pounds).  Chapada copper production was lower primarily as a result of expected lower copper grade and recovery rate offset by higher throughput compared with 2011.  Additionally, 37.4 million pounds of copper produced from Alumbrera were attributable to the Company, compared with 32.2 million pounds for the year ended December 31, 2011 (2010: 38.7 million pounds).  Total copper production for 2012 was 188.0 million pounds, compared with 198.3 million pounds in 2011.

Co-product cash costs per pound of copper averaged $1.40 in 2012 from the Chapada mine, compared with $1.29 per pound in 2011 (2010: $1.17 per pound).  Co-product cash costs per pound of copper for the year including the Company’s interest in the Alumbrera mine were $1.48 per pound versus $1.38 per pound for 2011 (2010: $1.20 per pound).

Financial Results for the three months ended December 31, 2012
Net earnings for the quarter were $169.2 million or $0.23 basic and $0.22 diluted per share, compared with net earnings of $89.6 million or basic and diluted earnings per share of $0.12 for the fourth quarter of 2011. Higher net earnings for the fourth quarter of 2012 were mainly due to higher mine operating earnings, partly offset by higher operating expenses and higher income tax expenses.

Adjusted earnings were $197.4 million or $0.26 basic and diluted earnings per share in the fourth quarter of 2012, compared with $184.2 million or $0.25 per share in the same quarter of 2011. Higher adjusted earnings in the fourth quarter of 2012 were mainly due to higher mine operating earnings, partly offset by higher general and administrative expense, and exploration and evaluation expense in the fourth quarter of 2012.

Revenues were a record $629.5 million in the fourth quarter, compared with $568.8 million in the same quarter of 2011. Mine operating earnings were $322.1 million in the quarter, compared with $296.8 million in the fourth quarter of 2011.  Higher revenues and mine operating earnings were mainly due to higher sales volume of gold from the production of the new Mercedes mine, which was under construction during the comparative period, higher volume of silver sales and higher metal prices, partly offset by lower volume of sales of copper at Chapada.

Revenues for the quarter were generated from the sale of 304,070 GEO, consisted of 258,978 ounces of gold and 2.3 million ounces of silver, and 37.1 million pounds of copper, excluding Alumbrera which is accounted for as an equity investment. This compares to sales, excluding Alumbrera, of 262,782 GEO ounces, consisting of 218,831 ounces of gold and 2.2 million ounces of silver, and 43.6 million pounds of copper in the fourth quarter of 2011.

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NEWS RELEASE

For the fourth quarter, average realized prices for gold, copper and silver were marginally higher than the average realized prices for the same quarter in 2011.  Average realized prices for the fourth quarter of 2012 were $1,692 per ounce of gold, $3.54 per pound of copper and $31.37 per ounce of silver, compared to average realized prices of $1,670 per ounce, $3.36 per pound of copper and $31.29 per ounce of silver in the fourth quarter of 2011.

Cost of sales excluding depletion, depreciation and amortization for the quarter was $207.2 million compared with $178.4 million in the fourth quarter of 2011 mainly as a result of the additional volume of gold sales, and higher cash costs per GEO.

Depletion, depreciation and amortization (“DDA”) expense for the quarter was $100.2 million, an increase from $93.6 million in the fourth quarter of 2011. The increase in DDA is mainly driven by higher volume of gold sales and the additional DDA from the Mercedes mine, which was under construction during the comparative period in 2011.

Other expenses as an aggregate of general and administrative, exploration and evaluation, other operating and net finance expenses were $66.9 million in the three months ended September 30, 2012, compared to $52.3 million in the fourth quarter of 2011.  The increase in other expenses is detailed below.

General and administrative expenses were $39.0 million compared to $32.3 million in 2011.  The increase in administrative expenses was due to the expanded administration of the Company’s growing operations including the addition of the Mercedes mine and consulting costs related to various process and organizational improvement initiatives.

Consistent with the Company’s plans to pursue organic growth while continuing to build on its successful record of replacing and increasing mineral reserves and mineral resources, exploration  and evaluation expenses increased to $15.1 from $9.1 million incurred the comparative quarter in 2011.

Other operating expenses were $5.8 million compared to $8.8 million in the comparative quarter of 2011.

Net finance expense was $7.0 million for the fourth quarter compared with net finance expense of $2.1 million in 2011.  Higher net finance expense was mainly due to higher foreign exchange losses.

Equity earnings from Alumbrera were $18.1 million for the quarter compared with $1.3 million in the fourth quarter of 2011. Cash distributions from the Company’s equity investment in Alumbrera during the quarter were $nil compared to $44.1 million in the fourth quarter of 2011.

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NEWS RELEASE

Export sales were suspended by Alumbrera during the second quarter of 2012 due to a new resolution in respect to export revenue repatriation in Argentina.  Export sales resumed in July 2012 under standard sales terms with the backlog of shipment sold in the second half of 2012 following an amendment to the original resolution extending the period for the repatriation of net export sales proceeds.  In excess of 70% of the sales volume occurred in the second half of the year.

The Company recorded an income tax expense of $93.2 in the quarter compared to $63.6 million in the fourth quarter of 2011.  Higher income taxes were mainly due to higher net earnings.

Cash flows generated from operations before changes in non-cash working capital items for the quarter ended December 31, 2012 were $298.1 million compared to $320.4 million for the same period ended December 31, 2011. The decrease was mainly due to higher cash taxes paid and the absence of cash distribution from Alumbrera in spite of higher earnings before taxation.  Cash flows from operating activities for the quarter ended December 31, 2012 were $367.9 million, compared to inflows of $338.9 million for the fourth quarter of 2011. The increase was mainly attributed to the increase of trade payables and other payables due to timing of payments.

Operating Results for the three months ended December 31, 2012
Total production was a Company record 322,990 GEO for the fourth quarter, including the Company’s attributable production from the Alumbrera mine of 10,769 GEO and production during commissioning at Ernesto Pau-a-Pique of 1,274 GEO, compared with production of 276,918 GEO for the quarter ended December 31, 2011.  Commercial production for the quarter of 321,716 GEO was also a quarterly production record, representing a 20% quarter-to-quarter increase.  The production increase was mainly due to the contribution from the Company’s new mine, Mercedes in Mexico, and increased production from Minera Florida upon completion of commissioning of its tailings retreatment project, as well as increased production from Fazenda Brasileiro, El Peñón and Alumbrera, partly offset by decreased production at Gualcamayo, Jacobina and Chapada.  Decrease in production at Gualcamayo was mainly due to the transitioning at QDD Main open-pit from Phase II to Phase III, which will continue into early 2013.  Ore processed at Gualcamayo was drawn heavily from stockpiled material.  Build-up of ore stockpiles at Chapada and El Peñón continued to provide greater flexibility in respect to future production.

By-product cash costs were $198 per GEO, compared with $174 per GEO in the fourth quarter of 2011.  By-product cash costs were impacted by lower copper sale credits as a result of lower volume of copper sales.

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NEWS RELEASE

Co-product cash costs were $517 per GEO compared with $486 per GEO for the fourth quarter of 2011.  Planned lower gold grades at certain mines and higher input costs during the period also impacted by-product and co-product cash costs.

Copper production for the fourth quarter was 40.5 million pounds from the Chapada mine, compared with 45.4 million pounds for the fourth quarter 2011.  Chapada copper production was lower primarily as a result of lower recovery rate partly offset by higher throughput compared with the fourth quarter of 2011.  Additionally, 8.5 million pounds of copper produced from Alumbrera were attributable to the Company, compared with 6.2 million pounds for the quarter ended December 31, 2011.  Total copper production for the fourth quarter was 49.0 million pounds, compared with 51.6 million pounds in the same quarter of 2011.

Co-product cash costs per pound of copper were $1.38 for the quarter from the Chapada mine, compared with $1.20 per pound for the fourth quarter in 2011.  Co-product cash costs per pound of copper for the quarter including the Company’s interest in the Alumbrera mine were $1.51 per pound versus $1.37 per pound for the quarter ended December 31, 2011.

OPERATING MINES
Charts providing a summary of mine-by-mine operating results are presented at the end of this press release.

Chapada, Brazil
Chapada produced a total of 128,171 GEO contained in concentrate in 2012 compared with 135,347 GEO contained in concentrate in 2011. Chapada copper production was 150.6 million pounds in 2012 compared with production of 166.1 million pounds of copper in 2011.

Production for the year was expected to be lower than 2011 as a result of lower grades and recovery rates for 2012 relative to 2011.  However, production was higher than plan mainly as a result of increased tonnage of ore mined and processed.  A study to increase grind capacity has been started and a carbon-in-leach ("CIL") project is planned for 2013 to reverse the trend of lower grades and lower recovery rates.

Gold production is expected to increase in 2014 and in the years to follow, mostly as a result of the start-up of the oxide gold operation at Suruca and the expected gold and copper production from Corpo Sul.

By-product cash costs for the year were negative $1,865 per GEO compared with negative $2,454 per GEO for 2011.  Less favourble by-product cash cost credits were due to lower copper sale credits as a result of lower market prices and lower sales volume of copper pounds.

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NEWS RELEASE

Co-product cash costs were $333 per GEO in 2012, compared to $319 per gold ounce in 2011.  Co-product cash costs for copper were $1.40 per pound in the year versus $1.29 per pound in 2011.

Revenues for the year net of sales taxes and treatment and refining costs were $675.1 million (2011 - $722.7 million). Revenues included mark-to-market adjustments and final and provisional pricing settlements for the year of positive $19.4 million (2011 - negative $24.4 million).

Chapada produced a total of 32,498 GEO contained in concentrate in the fourth quarter of 2012 compared with 34,313 GEO contained in concentrate in the same quarter of 2011. Chapada copper production was 40.5 million pounds in the quarter compared with production of 45.4 million pounds of copper in the fourth quarter of 2011.

Production for the quarter was higher than the mine plan but lower than the fourth quarter of 2011, as a result of the anticipated lower grades and recovery rates for 2012 relative to 2011, partly offset by increased tonnage of ore processed.

By-product cash costs for the quarter were negative $2,021 per GEO compared with negative $1,715 per GEO for the same quarter in 2011.  Favourable by-product cash cost credit per GEO was mainly due to the effect of copper sale credits on the lower GEO production in the fourth quarter of 2012 compared to 2011, in spite of lower total copper sales due to lower volume partly offset by higher average realized copper price for the quarter compared to the fourth quarter of 2011.

Co-product cash costs were $349 per GEO in the fourth quarter, compared to $320 per gold ounce in the same quarter of 2011.  Co-product cash costs for copper were $1.38 per pound in the fourth quarter versus $1.20 per pound in the same quarter of 2011.

Chapada revenues for the quarter net of sales taxes and treatment and refining costs were $174.9 million (Q4 2011 - $196.4 million).  Revenues included mark-to-market adjustments and final and provisional pricing settlements in the quarter of positive $4.1 million (Q4 2011 - positive $4.7 million).

In December 2011, the Company completed the feasibility study and basic engineering on the oxides at Suruca. The deposit will support an additional average production of 45,000-50,000 gold ounces per year to Chapada’s operations over an initial five years beginning in late 2013.

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NEWS RELEASE

Drilling continued at Corpo Sul in 2012, a gold and copper deposit discovered in 2011 at the southwest end of the orebody of Chapada with mineral resources of higher average grade cores especially near the current Chapada pit.  The additional drilling has further defined the geometry and grade continuity of Corpo Sul from the southwest limits of the 2011 mineral resources for an additional strike length of 2.9 kilometres.  Mineralization and mineral resources have been traced along a combined strike length of almost 16 kilometres centered by the main Chapada pit.  These new discoveries have led to the initiation of a pre-feasibility study, which was completed in late 2012.  Chapada is expected to enhance throughput by blending the ore from the main Chapada pit with the higher grade ore from Corpo Sul and as its size and scale increases, it will be evaluated as a stand-alone orebody.

The Company’s strategic plan is to ensure sustainable production from Chapada at levels of at least 150,000 gold ounces and 135.0 million pounds of copper from 2015 for at least five years. Gold production for 2014 is expected to be approximately 140,000 ounces to 160,000 ounces.

El Peñón, Chile
El Peñón produced 462,496 GEO during 2012 compared to 475,586 GEO in 2011.  Production for the year consisted of 317,557 ounces of gold and 7.2 million ounces of silver, compared with 306,184 ounces of gold and 8.5 million ounces of silver produced in 2011. Production of gold for the year increased by 4%, compared with 2011, mainly as a result of higher feed grade, while production of silver decreased by 15% due to lower feed grade and lower recovery rate.

Cash costs averaged $440 per GEO in 2012, compared with $400 per GEO in 2011.  Increases in powers costs, higher maintenance costs, including diesel and other consumable items and mining inflation generally compared to that of 2011, contributed to higher per unit cash costs.

Production during the fourth quarter of 2012 was 128,119 GEO compared to 115,043 GEO in the same quarter of 2011, representing an 11% increase quarter-over-quarter.  Compared to the third quarter of 2012, GEO production increased by 8%, representing consecutive quarterly increases as a result of gold grade improvement since the second quarter.  Production for the quarter consisted of 93,448 ounces of gold and 1.7 million ounces of silver, compared with 75,407 ounces of gold and 2.0 million ounces of silver produced in the fourth quarter of 2011.  Production of gold increased by 24%, compared with the same quarter of 2011, mainly as a result of higher feed grade, while production of silver decreased by 15% due to lower feed grade and lower recovery rate.  A higher proportion of ore feed from areas of the Aleste-Bonanza vein in the quarter resulted in lower silver recovery. Blending with ore from other areas will change the ore-mix and improve recovery in the future.

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NEWS RELEASE

Cash costs were $415 per GEO in the fourth quarter, virtually unchanged from $413 per GEO in the fourth quarter in 2011.  While gold feed grade and recovery rate are expected to continue at the current levels, silver recovery rate is expected to improve in 2013, according to the mine plan.

Exploration has been ongoing for 20 years at El Peñón, which has a long track record of replacement of ounces mined. The new discoveries at Dorada Sur and Dorada Oeste, Fortuna Este and Bonanza West are being focused on in an effort to advance these targets to mineable mineral reserves in the near term.  This is expected to return significant near surface gold and silver values, improve production and provide mining flexibility for a sustainable production level of about 440,000 GEO per year and ultimately increase mine life.  Development has commenced at Pampa Augusta Victoria and an open-pit is expected to start in the first half of 2013.

Gualcamayo, Argentina
Gualcamayo produced 147,310 ounces of gold in 2012, compared with 158,847 ounces produced in 2011.  Lower production was mainly due to the planned transitioning process from Phase II to Phase III at the QDD Main area during the fourth quarter of 2012, and the construction and licensing delay of the Valle Norte heap leach pad early in the year.  Production at Gualcamayo is expected to increase with the ramp-up of production from QDD Main Phase III starting in the second quarter of 2013 followed by new production from the AIM open-pit and QDD Lower West underground operations.

Increased tonnage of ore mined in 2012 reflects Gualcamayo’s continuous effort in stacking materials in preparation of transitioning to Phase III as part of the planned expansion.  Compared to 2011, recovery rate improved mainly as a result of the production from the new Valle Norte heap leach pad.

Cash costs averaged $536 per ounce in 2012 compared with $441 per ounce in 2011.  Inflationary pressures on labour and consumable costs, lower grade and re-handling of waste costs along with increased maintenance to improve availability of equipment resulted in higher cash costs.  The QDD Main area at Gualcamayo is an open pit operation along a mountain face and from time to time waste is removed and stored and then must be moved again once the orebody has been accessed.  This movement or re-handling of waste will cause costs to increase from time to time.  The Company is evaluating how to reduce the re-handling of waste and has initiated a maintenance program in an effort to better contain costs.

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NEWS RELEASE

Gualcamayo produced 31,502 ounces of gold in the fourth quarter, compared with 40,676 ounces produced in the fourth quarter of 2011.  The transitioning process from QDD Main Phase II to Phase III contributed to the lower production. Production in the quarter was primarily sourced from the stockpiled material.

Cash costs were $485 per ounce in the quarter ended December 31, 2012 compared with $424 per ounce in the fourth quarter of 2011.  Inflationary pressures on labour and consumable costs, lower grade and re-handling of waste costs resulted in higher cash costs in combination with lower quarterly production.

Underground development of QDD Lower West continues to advance and project completion remains on schedule.  Full ramp-up of Gualcamayo’s expansions to be completed by mid-2013 are expected to increase sustainable production to approximately 200,000 gold ounces per year beginning in 2014.  A scoping study on the evaluation of milling higher grade ore at Gualcamayo, subject to mineral resource increases in 2012 and 2013, is expected to be completed in the first half of 2013.

Mercedes, Mexico
Mercedes' production of 126,010 GEO in 2012, including 8,959 GEO of commissioning production, was above the top end of guidance in its first year of operation. The 2012 production consisted of 116,215 ounces of gold and 489,747 ounces of silver.  Cash costs per GEO averaged $485 for the year, within the range of the Company's previous guidance of $475 - $500 per GEO for the year.

Mercedes produced 39,443 GEO in the fourth quarter, representing consecutive increases of 17% over the third quarter production, 36% over the second quarter and 65% over the first quarter.  Fourth quarter production consisted of 36,057 ounces of gold and 169,313 ounces of silver.  Cash costs per GEO were $435 for the fourth quarter, 11% lower than the cash costs in the third quarter, 13% lower than the second quarter and 19% lower than the first quarter, representing decreases in consecutive quarters since the completion of commissioning.  Compared to the third quarter, feed grade improved by 9% for gold and 15% for silver; recovery rate for silver improved by 32%.

Development continues at the Barrancas zone with the higher grade Lagunas Norte vein, one of the newest discoveries at the mine, which started production from flat-lying ore in the third quarter.  Development of the vein structure in the Barrancas zone was not included in the original mine plan and represents a significant opportunity to increase production.  Confirmation of the width and grades of mineralization by infill drilling at Lupita and the recent discovery of high-grade mineralization at Rey de Oro that may be amenable to underground mining methods, are expected to continue growth of the measured and indicated mineral resources that will extend mine life, maintain higher throughput and sustainable production levels.

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NEWS RELEASE

Production was initially planned at an annual rate of 120,000 GEO per year.  With the acceleration of underground development and plant modifications, the Company expects production to increase to 130,000 to 140,000 GEO in 2013 and a target of 130,000 GEO to 150,000 GEO in 2014.

Jacobina, Brazil
Gold production at Jacobina was 116,863 ounces in 2012, compared with 121,675 ounces produced in 2011.  The decrease in production for the year compared to that of 2011, mainly resulted from a decrease in tonnage processed and lower gold grade. Continued development of access to higher grade areas is expected to improve average ore grade beginning in the second half of 2013.

Cash costs were $747 per ounce for the year compared with $643 per ounce in 2011.  Cash costs were impacted by higher labour inflation and maintenance costs in addition to continued rock support improvements made during 2012.

In the fourth quarter, gold production at Jacobina was 28,337 ounces, compared with 31,983 ounces produced in the fourth quarter of 2011.  The decrease in production primarily resulted from an 8% decrease in gold feed grade, lower recovery rate and less tonnage processed.  Cash costs were $825 per ounce for the fourth quarter compared with $646 per ounce in the fourth quarter of 2011.

The Company continues to focus on upgrading the current mineral resources at Canavieiras and Morro do Vento and improving overall mineral reserve grade for the mine.  Development of these high-grade areas creates the opportunity for production to increase to over 140,000 ounces.  The timing of which is dependent on the pace of development work in these higher grade areas.

Minera Florida, Chile
Minera Florida produced a total of 105,679 GEO in 2012, an increase of 3% versus production of 102,738 GEO in 2011.   Production consisted of 89,163 ounces of gold and 825,812 ounces of silver, both including commissioning production, compared to 86,914 ounces of gold and 791,173 ounces of silver.  The increased production was mainly due to the new production from the tailings retreatment project. The increase was partly offset by lower feed grade and lower recovery rate of gold. Commercial production from tailings retreatment began on October 1, 2012. The plant continued to ramp up to an average 65% of capacity utilization in December 2012 and reaching full design capacity in January 2013.

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NEWS RELEASE

In addition, the mine produced 5,381 tonnes of zinc in 2012, compared with 6,958 tonnes of zinc produced in 2011.  Zinc is accounted for as a by-product credit to cash costs.

Cash costs for the year were $797 per GEO compared with $591 per GEO in the same quarter in 2011 primarily as a result of higher cost for power, increased cost in temporary mine services and labour inflation, lower credit from sales of zinc as a result of lower production and lower prices for zinc.

Minera Florida produced a total of 32,797 GEO in the quarter, representing a 42% increase, compared with 23,151 GEO in the fourth quarter of 2011, mainly due to the new production from the tailings retreatment project. Compared to the third quarter, feed grade improved by 19% for gold and 26% for silver.

In addition, the mine produced 1,353 tonnes of zinc in the fourth quarter, compared with 1,586 tonnes of zinc produced in the fourth quarter of 2011.

Cash costs for the fourth quarter were $805 per GEO compared with $706 per GEO in the same quarter in 2011 primarily as a result of higher cost for power, increased cost in temporary mine services and labour inflation and lower credit from sales of zinc as a result of lower production and lower prices for zinc.

Production from tailings retreatment is expected to ramp up and increase annual production by approximately 30,000 GEO per year for five years through the retreatment of tailings. Overall costs are expected to improve with the addition of tailings production and the lack of mining costs associated with the retreatment of tailings.

OTHER MINES

Fazenda Brasileiro, Brazil
Production at Fazenda Brasileiro was 67,130 ounces of gold in 2012 compared to 55,163 ounces of gold in 2011, representing a 22% year-over-year increase.  The increased production was mainly due to higher gold feed grade, higher recovery rate and increased tonnage processed.

Cash costs averaged $872 per ounce for the year, 7% lower than $937 per ounce for 2011. Increases in tonnage mined and tonnage processed positively impacted cash costs and more than offset the effect of mining inflation.

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NEWS RELEASE

Production at Fazenda Brasileiro was 18,251 ounces of gold in the fourth quarter compared to 15,568 ounces of gold in the fourth quarter of 2011, representing a 17% quarter-over-quarter increase.  The increased production was mainly due to increased tonnage processed and higher recovery rate, partly offset by lower gold feed grade.

Cash costs for the fourth quarter were $856 per ounce, 6% lower than $915 per ounce for the same period in 2011. Increases in tonnage processed positively impacted cash costs and more than offset the effect of mining inflation.

The Fazenda Brasileiro mine was acquired in 2003 with two and a half years of mine life remaining based on known mineral reserves.  The Company has been mining at Fazenda Brasileiro for nearly nine years.  The mine continues to further outline exploration potential and mineral resource additions are expected in 2013.

Two new mineralization zones, CLX2 and Lagoa do Gato were discovered in 2009. The CLX2 zone is identified as having significant potential for high-grade sources of ore for the mill.  Both infill and extension drilling confirm the continuity of mineralization in both areas.  The Company continues to develop the high-grade mineral reserves at CLX2 with a focus on increasing mineral reserves and mineral resources.

Alumbrera, Argentina
The Company’s interest in the Alumbrera Mine is accounted for as an equity investment. The Company recorded earnings from its 12.5% interest in Alumbrera Mine of $50.6 million and $18.1 million for the year and three months ended December 31, 2012, compared with $39.0 million and $1.3 million reported for the respective periods of 2011. Higher earnings for the year and the fourth quarter of 2012 compared to the same periods of 2011 were mainly due to higher sale volumes of mineral concentrate. Compared with the fourth quarter of 2011, sales increased in the quarter ended December 31, 2012 as export sales by Alumbrera resumed in the third quarter subsequent to a temporary suspension to comply with a new resolution in respect of repatriation of net proceeds from export sales set forth by the Argentine Government.

The Company did not receive cash distributions in the year ended December 31, 2012, compared with cash distribution of $71.5 million in 2011, of which $44.1 million was received in the fourth quarter of 2011. Cash distributions have resumed in January 2013.

Attributable production from Alumbrera was 46,077 ounces of gold and 37.4 million pounds of copper for 2012. This compares with attributable production of 44,502 ounces of gold and 32.2 million pounds of copper in 2011. For the fourth quarter, attributable production from Alumbrera was 10,769 ounces of gold and 8.5 million pounds of copper, compared with 7,746 ounces of gold and 6.2 million pounds of copper in the fourth quarter of 2011.

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NEWS RELEASE

By-product cash costs per ounce of gold were negative $1,203 for the year and negative and $2,012 for the quarter ended December 31, 2012, compared with negative $1,448 per ounce and negative $1,351 per ounce for the respective periods in 2011.  Co-product cash costs per ounce for gold averaged $308 for the year and $343 for the quarter ended December 31, 2012, compared with $283 per ounce and $450 per ounce for the respective periods of 2011.  Co-product cash costs per pound for copper averaged $1.81 for the year and $2.15 for the quarter ended December 31, 2012, compared with $1.82 per pound and $2.59 per pound for the respective periods of 2011.

Ernesto/Pau-a-Pique, Brazil
Physical completion of this new mine is on schedule.  Ernesto Pau-a-Pique commenced commissioning with the first gold ounces poured in October 2012.  Commissioning will continue in early 2013 and completion of commissioning is expected by mid-2013.  Annual production is expected to be in the range of 80,000 - 95,000 ounces in 2013 with the potential to increase above that level in 2014.

Ernesto/Pau-a-Pique is made up of two different deposits, one of which is permitted and the other is currently operating under a provisional permit.  The Company expects definitive permits will be issued under a proposed new Brazilian mining code legislation which is in progress.

CONSTRUCTION AND DEVELOPMENT PROJECTS
The following summary highlights key updates from the Company’s construction and development projects.

C1 Santa Luz, Brazil
As of December 31, 2012, physical advancement of the project was over 95% complete. Civil works and electromechanical assembly continued as planned.  Power line construction is expected to be completed in early 2013. Start-up of operations is pending with completion of commissioning expected by mid-2013.  Water availability necessary for continuous operations will depend on the continuation of the rains throughout the rainy season which progresses through March and will be supplemented by recently discovered water wells.

C1 Santa Luz is an open-pit and potential underground operation for which some concessions have already been permitted.  Mining will start in the already permitted concessions.  Annual production is expected to be approximately 100,000 gold ounces.

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NEWS RELEASE

Pilar, Brazil
Construction progress is on schedule with commissioning and start-up of production expected by mid-2013 with completion of commissioning expected by the end of 2013.  As at December 31, 2012, mine and plant were advanced to approximately 75% completion.  Civil works were essentially completed, and work continued on electromechanical assembly and the tailings dam. Underground development at Pilar continued to progress and reached a total length of more than 9,000 metres and underground development at Caiamar has progressed more than 1,000 metres.

Annual production from the mine was originally estimated to be 120,000 ounces of gold.  The project is being built with 30% additional capacity to that contemplated in the feasibility study in anticipation of significant mineral resource growth.  The Company focused exploration and evaluation on Maria Lazarus and the high grade Jordino deposit. This resulted in a 29% increase in inferred mineral resources. These mineral resources are expected to be upgraded during 2013.

Ore feed from Caiamar, a high-grade satellite deposit located 38 kilometres west of Pilar, is expected to contribute to production at Pilar thereby increasing production to a minimum of 140,000 gold ounces per year expected to begin as early as 2014.  Mineral resource development and work on a feasibility study continued at Caiamar during the quarter.  The ore from this deposit can be processed at Pilar with the higher grades offsetting the additional transportation costs.

Other
The Company continues to advance and evaluate additional projects, including Jeronimo and Suyai.

At Suyai, certain components that would lead to a feasibility study continued in the quarter.  Further advancement of the project will partly depend on the passage of new mining legislation that is pending.

At Jeronimo, both Yamana and its joint venture partner, Codelco (43% owner of the project), are evaluating the project.  During this period of evaluation, the Company is advancing other studies and reviews normally completed after a construction decision is made.  The Company's objective is to advance opportunities that maximize cash flow and optimize the allocation of capital.

EXPLORATION

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NEWS RELEASE

The Company is committed to developing its future based on its exploration successes and organic growth with programs targeting mineral reserve growth and mineral resource discovery in addition to development projects and discoveries at existing operations.

The 2012 exploration program focused on increasing the Company’s mineral reserves and mineral resources, accelerating the development of new discoveries such as Jordino and Maria Lazarus at Pilar, the extension of Pampa Augusta Victoria and definition of a new discovery at El Peñón, the expansion of high grade mineral resources at Jacobina, the delineation and expansion of Corpo Sul at Chapada, the delineation and expansion of QDD Lower West at Gualcamayo and the development of several greenfield projects with the potential to be brought into the Company’s project pipeline, enhancing present and future asset values. The Company also initiated its exploration and evaluation activities at Cerro Moro, the advanced exploration and development stage project obtained through the acquisition of Extorre in August 2012.

OUTLOOK AND STRATEGY
The Company continues with its objective to deliver consistent and reliable operational results with an emphasis on comparatively low costs to drive strong cash flows and expanding margins. This objective will be achieved through the delivery of high quality ounces and projects while containing costs and maintaining disciplined capital spending.  The Company continues on a steady path of organic growth through expanding current, near-term and in-development production plans, developing new projects and advancing its exploration properties.  The Company complements its growth strategy by adding properties and projects with high development potential and economic upside through strategic acquisitions.

Production in 2013 is expected to be in the range of 1.44 million to 1.60 million GEO with a target level of 1.48 million GEO.  This will represent an increase from 2012 production of at least 20%, most of which will come from a full year of production at Mercedes, the ramp-up of the expansion project at Minera Florida, the ramp-up of production at the two new mines, Ernesto/Pau-a-Pique and C1 Santa Luz, and the start-up of production at another new mine, Pilar.

Production in 2014 is expected to be in the range of 1.60 to 1.77 million GEO with a long-term sustainable target of 1.75 million GEO, representing an increase by approximately 33% from 2012 levels.  The production increase will be in part due to a full year of production from Ernesto/Pau-a-Pique, C1 Santa Luz and Pilar, the Gualcamayo expansion and the Suruca oxide and Corpo Sul expansions at Chapada.

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NEWS RELEASE

Silver production is expected to be consistent at between 8 million to 9 million ounces in each of 2013 and 2014.  Silver production is reported as gold equivalent ounces and included in the above forecasts at a ratio of 50:1.

Copper production is expected to be in the range of 120 million to 135 million pounds in 2013 and 130 million to 145 million pounds in 2014.  These estimates reflect the production from Chapada and do not include the attributable production from the Company’s 12.5% interest in Alumbrera.

By 2015, production is targeted to be at a sustainable level of approximately 1.75 million GEO.  This includes production from the existing mines and development projects for which construction decisions have been made.  Planned sustainable production will be augmented by additional production from the projects that are now being evaluated, which include Cerro Moro, Jeronimo, Agua Rica and Suyai.  Expected production from these projects is not included in the projected total but could increase sustainable production levels.

Estimated cash costs for 2013 are forecast to be below $365 per GEO.  Cash costs are calculated after base metal by-product credits, which assume a price forecast for copper of $4.00 per pound.

In 2013, expected cost increases are driven by fewer copper by-product credits with relatively higher gold production along with inflationary impacts in the countries in which the Company operates.  While there is a planned decline in copper production at Chapada in 2013, this is expected to reverse with higher copper production beginning in 2014.  The Company will continue maximizing copper production at Chapada as a strategy for further decreasing the consolidated cost structure.

The Company expects to spend approximately $110 million to $115 million on exploration and evaluation in 2013 continuing the successful 2012 program.  The 2013 exploration program will continue to focus on increasing mineral reserves and mineral resources with its near-mine and regional exploration programs, as well as continuing to explore identified greenfield targets and identify new targets.

Expansionary capital spending for 2013 is expected to be $470 million, which includes approximately $50 million of unspent capital initially contemplated in 2012, and additional amounts relating to new projects including $29 million on the construction of the carbon-in-leach plant at Chapada, $15 million for phase II of the north pad heap leach expansion at Gualcamayo, and approximately $40 million on the advancement of Cerro Moro.  Expected spending at Cerro Moro includes amounts for the feasibility study and the development of a production ready decline into the largest of the known ore bodies, which was the approach taken in the development of Mercedes.  This approach will provide an increased level of certainty in sustainable production levels going forward.  Expansionary capital spending is expected to decline in 2014 as the projects currently in development will be complete and currently there are no other projects for which positive construction decisions have been made.

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NEWS RELEASE

In 2013, sustaining capital spending is expected to be approximately $445 million or $310 per GEO.  This allocates all capital to gold ounces with no consideration for copper.  Sustaining capital per GEO is expected to decline in future years as a result, in part, of the cost saving initiatives related to maintenance and the expected growth in gold production.

In addition to $1.1 billion of available cash and undrawn credit available at December 31, 2012, the Company expects significant increase in cash flows by the fourth quarter of 2013 after completion of the current development projects.  The Company continues to work on additional growth projects, expecting to move forward with those projects that will deliver growth, maximize cash flows and demonstrate efficient use of capital.  Free cash flow should increase as cash flow is expected to exceed required capital needs.

Further details of the 2012 fourth quarter results can be found in the Company’s unaudited Management’s Discussion and Analysis and unaudited Consolidated Financial Statements at http://www.yamana.com/Investors/FinancialCorporateReports

FOURTH QUARTER CONFERENCE CALL
Q4 Conference Call Information for Thursday February 21, 2013, 11:00 a.m. ET

Toll Free (North America):                                                                           1-800-355-4959
Toronto Local and International                                                                                416-695-6616
International:                                Participant Audio Webcast:                                                      www.yamana.com

Q4 Conference Call REPLAY:

Toll Free Replay Call (North America):                                                                   1-800-408-3053                                Passcode 9088417
Toronto Local and International:                                                                                905-694-9451                                Passcode 9088417

The conference call replay will be available from 2:00 p.m. ET on February 21, 2013 until 11:59 p.m. ET on March 7, 2013.

Via Webcast
Live Audio & Webcast: www.yamana.com

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NEWS RELEASE

For further information on the conference call or audio webcast, please contact the Investor Relations Department or visit our website, www.yamana.com.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge Vice President, Corporate Communications and Investor Relations 416-945-7362 1-888-809-0925 Email: lisa.doddridge@yamana.com

Chile
	Ore Processed	Gold Grade g/t	Silver Grade g/t	Gold Recovery (%)	Silver Recovery (%)	Gold Ounces Produced	Silver Ounces Produced	Gold Equivalent Ounces Produced	Gold Equiv Ounces Sold	Cash Cost per GEO ⁽¹⁾
El Peñón
Total 2012	1,415,292	7.47	199.21	93.5	80.0	317,557	7,246,951	462,496	457,704	$440
Q4 2012	362,874	8.59	195.00	93.0	76.0	93,448	1,733,573	128,119	127,431	$415
Q3 2012	361,544	7.72	196.33	93.3	78.1	83,092	1,768,273	118,457	117,390	$422
Q2 2012	355,132	6.32	194.34	94.1	82.5	68,275	1,848,501	105,245	104,873	$491
Q1 2012	335,741	7.19	212.02	93.5	82.9	72,742	1,896,604	110,675	108,011	$442
Total 2011	1,452,090	7.05	215.90	93.0	84.0	306,184	8,470,112	475,586	473,607	$400
Q4 2011	363,796	6.91	200.20	93.1	83.9	75,407	1,981,806	115,043	116,174	$413
Q3 2011	367,503	6.77	215.46	93.6	86.8	76,347	2,213,974	120,627	125,600	$407
Q2 2011	362,778	7.64	220.24	93.4	85.1	80,861	2,162,850	124,118	117,030	$382
Q1 2011	358,013	6.91	227.80	92.0	79.9	73,568	2,111,482	115,798	114,803	$397
Minera Florida
Total 2012	902,788	3.34	39.29	81.1	67.6	89,163	825,812	105,679	107,198	$797
Q4 2012	222,440	3.53	46.90	81.6	69.8	27,889	245,393	32,797	33,244	$805
Q3 2012	227,246	2.97	37.16	80.5	67.3	19,994	210,297	24,200	24,371	$826
Q2 2012	224,107	3.15	43.31	80.8	69.6	19,179	239,931	23,978	23,229	$811
Q1 2012	228,994	3.70	25.23	81.4	62.4	22,101	130,191	24,705	26,354	$748
Total 2011	920,388	3.50	38.40	84.0	68.3	86,914	791,173	102,738	101,565	$591
Q4 2011	207,147	3.37	50.30	83.5	68.9	18,326	241,208	23,151	23,219	$706
Q3 2011	242,670	3.45	38.01	84.0	67.6	22,569	200,399	26,577	28,717	$588
Q2 2011	238,287	3.43	31.77	83.9	68.0	22,034	167,114	25,376	22,831	$614
Q1 2011	232,284	3.78	35.15	84.6	68.7	23,986	182,453	27,635	26,798	$476

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NEWS RELEASE

Brazil
	Ore Processed	Gold Grade g/t	Gold Recovery (%)	Gold Ounces Produced	Gold Equiv Ounces Sold	By-Product Cash Cost per GEO ⁽¹⁾	Co-Product Cash Cost per GEO
Chapada
Total 2012	21,591,482	0.29	59.4	119,655	121,030	$(1,865)	$333
Q4 2012	5,734,592	0.28	59.4	30,121	29,331	$(2,021)	$349
Q3 2012	5,566,744	0.30	58.6	31,281	29,883	$(1,659)	$341
Q2 2012	5,802,649	0.30	59.8	33,712	35,847	$(2,207)	$302
Q1 2012	4,487,496	0.29	59.6	24,542	25,970	$(1,473)	$348
Total 2011	20,581,385	0.32	63.8	125,839	134,483	$(2,454)	$319
Q4 2011	5,559,778	0.32	60.5	31,012	34,497	$(1,715)	$320
Q3 2011	5,075,556	0.33	66.0	33,781	30,236	$(2,045)	$329
Q2 2011	4,857,313	0.32	64.3	29,577	35,527	$(3,555)	$342
Q1 2011	5,088,739	0.32	64.7	31,469	34,223	$(2,615)	$286
Jacobina
Total 2012	2,104,683	1.84	93.8	116,863	114,786		$747
Q4 2012	508,737	1.87	92.5	28,337	25,843		$825
Q3 2012	545,578	1.81	94.4	30,028	31,385		$768
Q2 2012	523,603	1.75	95.1	28,005	27,852		$735
Q1 2012	526,765	1.94	93.0	30,493	29,706		$666
Total 2011	2,148,275	1.89	93.3	121,675	123,323		$643
Q4 2011	527,537	2.03	93.4	31,983	32,904		$646
Q3 2011	559,207	1.89	92.9	31,567	30,528		$654
Q2 2011	532,496	1.74	93.4	27,806	28,354		$663
Q1 2011	529,035	1.91	93.5	30,319	31,537		$611
Fazenda Brasileiro
Total 2012	1,048,489	2.22	89.5	67,130	66,805		$872
Q4 2012	270,998	2.28	91.8	18,251	17,773		$856
Q3 2012	255,769	2.52	89.6	18,601	20,448		$803
Q2 2012	251,430	2.27	88.4	16,219	14,048		$827
Q1 2012	270,292	1.84	88.1	14,059	14,536		$1,037
Total 2011	936,459	2.07	88.4	55,163	56,907		$937
Q4 2011	234,767	2.33	88.1	15,568	16,430		$915
Q3 2011	249,752	1.99	89.9	14,335	14,534		$940
Q2 2011	246,551	2.02	87.5	14,007	13,052		$934
Q1 2011	205,389	1.93	88.2	11,252	12,891		$968

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NEWS RELEASE

Argentina
	Ore Processed	Gold Grade g/t	Gold Recovery (%)	Gold Ounces Produced	Gold Ounces Sold	Cash Cost per GEO ⁽¹⁾
Gualcamayo
Total 2012	7,742,140	0.80	75.5	147,310	149,372	$536
Q4 2012	2,002,170	0.66	75.8	31,502	33,568	$485
Q3 2012	1,664,568	0.78	94.0	38,248	42,095	$669
Q2 2012	1,977,398	0.90	71.6	38,297	33,832	$547
Q1 2012	2,098,004	0.85	68.1	39,263	39,877	$436
Total 2011	7,578,156	0.97	68.4	158,847	160,326	$441
Q4 2011	1,955,094	0.99	65.4	40,676	40,908	$424
Q3 2011	1,844,293	0.94	67.7	37,381	38,354	$442
Q2 2011	1,882,237	1.02	74.4	43,194	46,399	$399
Q1 2011	1,896,533	0.95	66.4	37,597	34,665	$507
Alumbrera
Total 2012	4,962,373	0.40	71.0	46,077	43,580	$(1,203)
Q4 2012	1,305,186	0.36	71.0	10,769	13,546	$(2,012)
Q3 2012	1,271,732	0.45	72.8	13,633	18,566	$(2,254)
Q2 2012	1,218,825	0.44	71.2	12,359	3,242	$711
Q1 2012	1,166,630	0.36	67.5	9,317	8,227	$(1,270)
Total 2011	4,775,130	0.42	69.4	44,502	44,664	$(1,448)
Q4 2011	1,176,148	0.30	68.3	7,746	9,709	$(1,351)
Q3 2011	1,239,638	0.44	71.8	12,712	11,177	$(1,216)
Q2 2011	1,227,348	0.47	68.2	12,670	12,367	$(1,736)
Q1 2011	1,131,995	0.45	69.3	11,374	11,412	$(1,452)

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NEWS RELEASE

Mexico
	Ore Processed	Gold Grade g/t	Silver Grade g/t	Gold Recovery (%)	Silver Recovery (%)	Gold Ounces Produced	Silver Ounces Produced	Gold Equivalent Ounces Produced	Gold Equiv Ounces Sold	Cash Cost per GEO ⁽¹⁾
Mercedes
Total 2012	603,188	6.43	78.42	94.8	32.0	116,215	489,747	126,010	126,515	$485
Q4 2012	164,285	7.38	85.17	95.8	39.0	36,057	169,313	39,443	36,879	$435
Q3 2012	151,415	6.77	74.23	94.5	29.6	31,497	110,817	33,713	31,835	$490
Q2 2012	151,425	5.53	70.63	94.9	30.8	26,646	112,729	28,900	28,760	$499
Q1 2012	136,063	5.90	83.62	93.7	28.4	22,016	96,887	23,953	28,841	$534

Copper Production
	Ore Processed	Copper Ore Grade	Copper Recovery (%)	Copper Produced (M lbs.)	Copper Sold (M lbs.)	Cash costs per pound of copper
Chapada
Total 2012	21,591,482	0.39	82.2	150.6	139.0	$1.40
Q4 2012	5,734,592	0.40	81.1	40.5	37.3	$1.38
Q3 2012	5,566,744	0.40	80.6	39.4	37.1	$1.38
Q2 2012	5,802,649	0.38	83.3	40.4	37.4	$1.34
Q1 2012	4,487,496	0.36	84.0	30.3	27.3	$1.51
Total 2011	20,581,385	0.42	87.4	166.1	153.6	$1.29
Q4 2011	5,559,778	0.43	86.7	45.4	43.6	$1.20
Q3 2011	5,075,556	0.42	87.5	41.4	38.7	$1.45
Q2 2011	4,857,313	0.43	88.4	40.8	41.6	$1.32
Q1 2011	5,088,739	0.39	87.1	38.5	29.7	$1.21
Alumbrera
Total 2012	4,962,373	0.40	84.0	37.4	35.4	$1.81
Q4 2012	1,305,186	0.30	85.0	8.5	11.1	$2.15
Q3 2012	1,271,732	0.44	85.1	10.4	14.8	$1.92
Q2 2012	1,218,825	0.45	85.9	10.5	2.3	$1.41
Q1 2012	1,166,630	0.40	79.4	8.0	7.2	$1.85
Total 2011	4,775,130	0.40	77.2	32.2	31.5	$1.82
Q4 2011	1,176,148	0.30	78.9	6.2	7.7	$2.59
Q3 2011	1,239,638	0.44	79.5	9.5	7.9	$1.58
Q2 2011	1,227,348	0.45	77.2	9.3	8.8	$1.54
Q1 2011	1,131,995	0.39	73.1	7.1	7.1	$1.85

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NEWS RELEASE

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the  expected production and exploration, development and expansion plans at the Company’s projects discussed herein being met, the impact of proposed optimizations at the Company’s projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core mine dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s current annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This news release uses the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.  Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

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NEWS RELEASE

NON-GAAP MEASURES
The Company has included certain non-GAAP measures including “Co-product cash costs per gold equivalent ounce”, “Co-product cash costs per pound of copper”, “By-product cash costs per gold equivalent ounce”, “Adjusted Earnings or Loss and Adjusted Earnings or Loss per share” to supplement its financial statements, which are presented in accordance with International Financial Reporting Standards (“IFRS”). The term IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A, except that 2010 financial data is presented in accordance with previous Canadian GAAP.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

CASH COSTS

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with International Financial Reporting Standards (“IFRS”) do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operations. Average cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, development and exploration costs. Cash costs are computed both on a co-product, by-product and all-in sustaining basis.

Cash costs per gold equivalent ounce on a by-product basis is calculated by applying zinc and copper net revenue as a credit to the cost of gold production and as such the by-product gold equivalent ounce cash costs are impacted by realized zinc and copper prices. These costs are then divided by gold equivalent ounces produced. Gold equivalent ounces are determined by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production.

Cash costs on a co-product basis are computed by allocating operating cash costs to metals, mainly gold and copper, based on an estimated or assumed ratio. These costs are then divided by gold equivalent ounces produced and pounds of copper produced to arrive at the average cash costs of production per gold equivalent ounce and per pound of copper, respectively. Production of zinc is not considered a core business of the Company; therefore, the net revenue of zinc is always treated as a credit to the costs of gold production.

All-in sustaining cash costs seeks to represent total sustaining expenditures of producing gold equivalent ounces from current operations, including by-product cash costs, mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation and exploration and evaluation expense. As such, it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, our calculation of all-in sustaining cash costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. This performance measure has no standard meaning and is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP.

Cash costs per gold equivalent ounce and per pound of copper are calculated on a weighted average basis.

The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on commodity derivatives, (e) impairment losses and reversals, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains) losses on share-purchase warrants, (h) write-down of investments and other assets and any other non-recurring adjustments. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability. Reconciliations of Adjusted Earnings to net earnings are provided in  the Company’s MD&A Section 5 “Overview of Annual Results” and Section 6 “Overview of Quarterly Results” for both the yearly and quarterly reconciliations, respectively, found on the Company’s website at www.yamana.com.

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NEWS RELEASE

ADDITIONAL MEASURES

The Company uses other financial measures the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:
•	Gross margin - represents the amount of revenues in excess of cost of sales excluding depletion, depreciation and amortization.
•	Mine operating earnings - represents the amount of revenues in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.
•	Operating earnings - represents the amount of earnings before net finance income/expense and income tax expense.
•
Cash flows generated from operations before changes in non-cash working capital -  excludes the non-cash movement from period-to-period in working capital items including accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because gross margin excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), Cash flows generated from operations before changes in non-cash working capital excludes the non-cash movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operations and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

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